

December 10, 2014

Via E-mail
Patryk P. Goscianski
Treasurer and Secretary
Burzynski Research Institute, Inc.
9432 Katy Freeway
Houston, TX 77055

> **Re:** **Burzynski Research Institute, Inc.**
> **Form 10-K for the Fiscal year Ended February 28, 2014**
> **Filed May 30, 2014**
> **Response dated November 24, 2014**
> **File No. 000-23425**

Dear Mr. Goscianski:

We have reviewed your November 24, 2014 response to our October 28, 2014 comment letter and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business
Phase II Clinical Trials, page 4

1. We acknowledge your response to prior comment 1 and your statement that the FDA requested you remove certain information regarding your product candidate from promotional contexts, such as your website. However, data that bears on potential efficacy is material information to investors, and FDA regulations do not prohibit you from making full and accurate disclosures regarding clinical trials in your annual report. Please confirm that you will provide the information relayed to us as disclosure in your next annual report on Form 10-K. Please additionally provide us with revised proposed disclosure that indicates how many patients were evaluated in each Protocol. You should retain the qualifying disclosures regarding FDA approval that currently appear on page 5 of your annual report following your discussion of any efficacy data.

2. We acknowledge your proposed disclosure provided in response to prior comment 2. Where you provide the data relating to the patients who have experienced serious adverse events (SAEs), please provide the exact number of patients who have experienced each type of SAE rather than percentages. Please additionally revise your proposed disclosure by indicating whether any other patients experienced hypernatremia that was possibly related to the study drug, regardless of severity. Please confirm that you will provide the proposed disclosure in response to this comment in your Business section rather than the Management's Discussion and Analysis section.

3. We acknowledge your response to prior comment 6. We further note that you disclose on page 4 of your 10-K that all of your clinical trials except one involved the use of historic control groups. Please provide us with proposed disclosure to be included in your next annual report on Form 10-K that summarizes the specific historical information used to control each clinical trial.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director